Mail Stop 3561

January 29, 2009

Michael J. Hayes
Chief Executive Officer
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118

> **Re:** **Fred's, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 17, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 27, 2008**
> **Current Reports on Form 8-K**
> **Filed October 10, 2008 and December 23, 2008**
> **File Nos. 1-14565**

Dear Mr. Hayes:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 2, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and…, page 19

Operating Income, page 30

1.  Please revise to more fully discuss the reasons why operating income decreased from $40.9 million in 2006 to $16.5 million in 2007.

Net Income, page 30

2.  Please revise to more fully discuss the reasons why net income decreased from $26.7 million in 2006 to $10.7 million in 2007.

Item 9A.  Controls and Procedures, page 65

3.  We note that your conclusions regarding effectiveness of disclosure controls and procedures are qualified in that the language used may omit certain filings encompassed in the definition of disclosure controls and procedures provided in the Exchange Act.  Further, your conclusions regarding effectiveness are made subject to effectiveness of your internal control over financial reporting.  Please represent to us and revise your disclosure to state, if true, that your disclosure controls and procedures were "effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within time periods specified in SEC rules and forms."  Further, please represent to us and revise your disclosure to state, if true, that your "disclosure controls and procedures included, without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in the reports that the company was required to file or submit under the Exchange Act was accumulated and communicated to the management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."  If your disclosure controls and procedures were qualified with respect to any aspect of the above definitions, tell us and disclose the associated facts and circumstances.  In future filings, please revise your discussion of disclosure controls and procedures to eliminate language that qualifies your officers' conclusions regarding effectiveness.

Consolidated Statements of Income and Comprehensive Income, page 39

4.  We note the executive summary discussion on page 19 of your Management's Discussion and Analysis, which indicates the intent to close 75 stores in FY 2008.  Further, your Form 10-Q for the period ended November 1, 2008 indicates the store closing program is nearly complete.  In your response letter dated November

1, 2006 to the staff, you indicated that each store is an operating segment. SFAS no. 144 indicates that a component of an entity may be a reportable segment or <u>an operating segment</u> as defined in paragraph 10 of SFAS 131. In this regard, please explain to us in detail why the store closures were not considered as discontinued operations in the financial statements. We may have further comment.

## Consolidated Statements of Cash Flows, page 41

5. We note your disclosures of the provision of $14.6 million for store closures and asset impairments in the cash flow statements. Tell us and disclose where you have recorded this provision in your February 2, 2008 financial statements. Tell us and disclose the nature of this provision and present their separate amounts with the appropriate captions in a footnote to your financial statements or present them separately on the face of the financial statements. See paragraph 20 of SFAS 146.

6. In addition, reconcile the above provision of $14.6 million to your "exit and disposal activities" table as shown on page 23. Further, paragraph 20.b.(2) of SFAS 146 requires a reconciliation of beginning and ending balances for each major type of cost disclosed in the notes to the financial statements.

## Note 1 – Description of Business and Summary of Significant Accounting…, page 47

## Insurance Reserve, page 47

7. We note your disclosures of $8.2 million of insurance reserve recorded as of February 2, 2008. Tell us and disclose where you have recorded this liability in your financial statements. Also, in future filings, provide "Schedule II- Valuation and qualifying accounts" with respect to this reserve in accordance with Rule 5-04 of Regulation S-X.

## Note 2 – Detail of Certain Balance Sheet Accounts, page 53

## Accrued expenses and other, page 53

8. Tell us and disclose the nature of "other" line item of the amount of $9.6 million as of February 2, 2008. Refer to Rule 5-02.20 of Regulation S-X.

## Note 3 – Indebtedness, page 54

9. Please explain to us why the taxable industrial development revenue bonds issued by the City of Dublin and held by you have not been retired and tell us your business purpose of holding them to maturity. Furthermore, explain to us how

you reasonably concluded netting the investment in the bonds against the related liability is appropriate under GAAP. Please be detailed in your response.

## Note 5 – Long Term Leases, page 56

10. Please revise your disclosure to indicate if any of your operating leases contain residual value guarantees. See paragraph 16d of SFAS 13. Furthermore, FIN 45 requires lessees under operating leases to record a liability for the fair value of residual value guarantees, as applicable, at inception. Please advise us or revise.

## Definitive Proxy Statement on Schedule 14A as filed May 27, 2008

## Transactions with Related Persons and the Company's Approval Policy, page 10

11. Please revise to describe your policies and procedures for the review, approval or ratification of transactions with related persons. Also, disclose whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

## Incentive Compensation, page 12

12. We note your officers are eligible for an annual incentive compensation plan with awards based primarily on the attainment of a specified level of operating profit. However, it does not appear that you actually disclose the targets. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K. Otherwise, please disclose the targets.

## Form 8-K filed on October 10, 2008

13. The signature line on your Form 8-K was not signed and the signature block does not contain the company's complete name. Please re-file the form with the proper signature block and an authorized signature.

Form 8-K filed on December 23, 2008

14. It appears your Form 8-K was not timely filed. Please describe what, if any, consideration you have given to whether this indicates a weakness in your disclosure controls and procedures and, if so, what you have done to address it.

\* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Michael J. Hayes
Fred's, Inc.
January 29, 2009
Page 6

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief at (202) 551-3720 if you have any questions regarding the financial statements and related matters.  Please contact Ramin Olson, Staff Attorney, at (202) 551-3331 or me at (202) 551-3725 with any other questions.

                                         Sincerely,


                                         H. Christopher Owings
                                       Assistant Director